OMB APPROVAL
                                                  OMB Number: 3235-0145
                                                  Expires: December 31, 2005
                                                  Estimated average burden
                                                  hours per response. . . 11


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          AngelCiti Entertainment, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   03462X 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Omega Ventures, Inc.
     9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024, (800) 230-2249
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. ..................................
--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Omega Ventures, Inc. - Tax ID# 88-0427195
--------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group
                  (a)
                  (b)X  Reporting person disclaims membership in any group.
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions): OO
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) .................
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization: Nevada
--------------------------------------------------------------------------------
Number of
Shares         7. Sole Voting Power: 69.7%
Beneficially
Owned by       8. Shared Voting Power: N/A
Each
Reporting      9. Sole Dispositive Power: 69.7%
Person
With          10. Shared Dispositive Power: N/A
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                  31,830,000 common shares and 12,000 Series "A" preferred
                  shares
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11): 69.7%
--------------------------------------------------------------------------------
              14. Type of Reporting Person
                  CO; HC
                  ..............................................................
                  ..............................................................
                  ..............................................................
                  ..............................................................
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

The Securities to which this statement relates is the Common Stock, $.001 par value, of AngelCiti Entertainment, Inc. (the "Company"), having its principal executive offices at 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024. The Company sublicenses software to internet gaming companies.

ITEM 2. Identity and Background

This statement is filed by Omega Ventures, Inc. ("Omega"), a Nevada corporation, whose business address is 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024. Omega had previously been engaged as a producer of independent film and music festivals, a producer of online streaming media and as an operator of online gaming websites. Neither Omega nor its officers or directors will be involved in the direct management and/or operations of the Company, nor will principals of Omega serve on the board of directors of the Company. However, certain principals in Omega may from time to time provide consulting services to the Company.

Omega has not been a party to any criminal, civil or administrative proceedings within the past 5 years. Omega is a Nevada corporation.

ITEM 3. Source and Amount of Funds or Other Consideration

On January 20, 2003, Omega exchanged 100% of the stock of Worldwide Management, SA, Omega's wholly owned subsidiary, for 21,000,000 shares of the Company's common stock.

ITEM 4. Purpose of Transaction

On January 20, 2003, Omega exchanged 100% of the shares of stock of Worldwide Management, SA, Omega's wholly owned subsidiary, for 21,000,000 shares of the Company's common stock. On May 1, 2003, Omega issued 2,361,667 shares of AngelCiti owned by Omega to 31 separate individuals and entities who performed services for or previously provided payment to Omega; and AngelCiti has issued additional shares to third parties, as disclosed in its public filings, since our last 13D filing, which together has resulted in the reduced percentage ownership of Omega in AngelCiti's common shares disclosed herein. AngelCiti effected a 6 for 1 forward split of its shares on May 7, 2003, which resulted in a larger total aggregate amount of common shares in AngelCiti owned by Omega. On May 21, 2003 Omega entered into an Agreement with AngelCiti to return 75 million common shares to the treasury of AngelCiti in exchange for 11,000 "Series A" preferred shares to be created by AngelCiti, which shares will not be convertible into common shares of AngelCiti, but shall entitle Omega to vote 5,000 common shares for each "Series A" preferred shares granted to Omega. On July 1, 2003 Omega returned 80 million common shares to the treasury of AngelCiti in exchange for 12,000 "Series A" preferred shares, which shares are not be convertible into common shares of AngelCiti, but entitle Omega to vote 5,000 common shares for each "Series A" preferred shares granted to Omega. Other than as set forth herein, Omega has no other plan or proposal which relates to or would results in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended,; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

               The aggregate number of Common Stock beneficially owned by Omega at the date hereof is 31,830,000 common shares, and 12,000 Series "A" preferred shares representing 69.7% of the 131,696.680 voting shares issued and outstanding shares of the Company. Omega has the sole power to vote and dispose of the 91,830,000 shares of the Company's common stock that it owns. Other than as stated herein, Omega has not participated in or effected any transactions in the Company's Common Stock in the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.


ITEM 7. Material to Be Filed as Exhibits

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------
Date

--------------------------------------------------------------------------------
Signature

--------------------------------------------------------------------------------
Name/Title